SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

Transportation and Logistics Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89388L108
(CUSIP Number)

April 22, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89388L108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

Puritan Partners LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,045,297 (1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

3,045,297 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,045,297 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (2)
12	TYPE OF REPORTING PERSON
OO

(1)

Consists of 1,800,000 shares of Common Stock held by the Reporting Person on such date and an additional 1,245,297 shares of Common Stock that could have been converted from the principal balance of a Convertible Promissory Note (the “Note”) held by the Reporting Person at such date. Does not include warrants to purchase 222,223 shares of common stock exercisable at $3.50 per share which were subject to a 4.99% beneficial ownership limitation. As of April 22, 2020, such shares, in aggregate, were 4.99% of the total number of outstanding shares of the Issuer.

(2)

Based on 59,782,717 shares of Common Stock believed to be outstanding as of April 22, 2020. This number is an estimate of the outstanding shares of Common Stock supplied by the Issuer. Based upon advice of counsel, the Reporting Person is filing this Schedule 13G even though it has never been able to confirm with the Issuer’s stock transfer agent (the “TA”) the number of shares of Common Stock outstanding as of the close of business on April 22, 2020 of for that matter the number of shares of Common Stock of the Issuer for each other trading date in April or May 2020. Reference is made to the original Schedule 13G filed on May 6, 2020 for further information.

CUSIP No. 89388L108	13G	Page 3 of 5 Pages

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on May 6, 2020 by the Reporting Person. On April 22, 2020, the Reporting Person sold 1,705,145 shares of Common Stock of the Issuer. As a result, this Amendment is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 1. Security and Issuer.

(a)	Name of Issuer:

Transportation and Logistics Systems, Inc., a Nevada corporation (the “Issuer”).

(b)	Address of Issuer:

The address of the principal executive offices of the Issuer is 5500 Military Trail, Jupiter, FL 33458.

Item 2. Identity and Background.

(a)	Name of Person Filing:

The person filing this statement is Puritan Partners LLC (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

The address for the Reporting Person is 369 Lexington Avenue, 25th Floor New York, NY 10017.

(c)	Citizenship or Place of Organization:

United States

(d)	Title of Class of Securities:

Common Stock of the Issuer, par value $0.001 per share (the “Common Stock”).

(e)	CUSIP Number:

89388L108

Item 3.

Not applicable.

CUSIP No. 89388L108	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)

The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 59,782,717 shares of the Common Stock believed to be outstanding as of April 22, 2020. Does not include 222,223 warrants exercisable at $3.50 per share which are subject to a 4.99% beneficial ownership limitation.

(c)

Richard Smithline is the managing member of the Reporting Person. As such, Mr. Smithline may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 3,045,297 shares of the Common Stock as of April 22, 2020. To the extent Mr. Smithline is deemed to beneficially own such shares, Mr. Smithline disclaims beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 89388L108	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Puritan Partners LLC

May 7, 2020	By:	/s/ Richard Smithline
Richard Smithline Managing Member